April __, 2010

VIA EDGAR TRANSMISSION

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

RE: Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298; 811-10401

Dear Ms. Stirling:

This Definitive Proxy Statement is being filed under Section 14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC, by you on April 22, 2010 regarding the Preliminary Proxy Statement filed by the Trust, on behalf of its series, the Cookson Peirce Core Equity Fund (the “Fund”), on April 22, 2010.  The Trust is filing this Definitive Proxy Statement with the revisions discussed herein in response to your comments, and to make certain other non-material changes.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.  In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

Comment 1:	The Staff suggests that the Trust state at an early point in the “Q&A” section that there will be no change to the investment advisory agreement.

Response:	The Trust responds by adding the following statement to the Trust’s answer to the question “What am I being asked to vote on?” on page 1 of the Q&A section:

“There are no material differences between the present investment advisory agreement and the proposed new investment advisory agreement, other than their effective dates.”

Comment 2:	Please include the date of the current investment advisory agreement in the disclosure provided pursuant to Item 22(c)(1) of Schedule 14A under the Exchange Act.

Response:
The Trust responds by revising the applicable disclosure under the sub-heading in the proxy statement entitled “Legal Requirements in Approving the New Investment Advisory Agreement” to state that the date of the current investment advisory agreement is July 21, 2005.

Comment 3:	Please confirm whether the Trust is required to include any disclosures pursuant to Item 22(c)(10), Item 22(c)(13) or Item 22(c)(14) of Schedule 14A under the Exchange Act.

Response:
The Trust responds by stating supplementally that the Trust is not required to include any disclosures pursuant to Item 22(c)(10), Item 22(c)(13) or Item 22(c)(14) of Schedule 14A under the Exchange Act.

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers